SECU 06002812 MISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 65337

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER

Maxim Group LLC

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

99 Sunnyside Boulevard Extension
(No. and Street)

Woodbury	New York	11797
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Timothy G. Murphy — (212) 895-3863
(Area Code -Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT (whose opinion is contained in this Report*)

Wagner & Zwerman LLP
(Name-if individual state last, first, middle name)

450 Wireless Boulevard	Hauppauge	New York	11788
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent publlic accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (6-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid *OMB control* number

Oath of Affirmation

I, Timothy G. Murphy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Maxim Group LLC as of December 31, 2005 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer
Title

Notary Public

NILDA GONZALEZ
Notary Public, State of New York
No. 01GO6039399
Qualified in New York County
Commission Expires March 27, 2006

This report ** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to claims of General Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Purusant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MAXIM GROUP LLC

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

DECEMBER 31, 2005

MAXIM GROUP LLC

TABLE OF CONTENTS

DECEMBER 31, 2005

FINANCIAL STATEMENTS

SUPPLEMENTARY INFORMATION

WAGNER & ZWERMAN LLP
Certified Public Accountants

Mark Wagner, CPA
Andrew M. Zwerman, CPA

450 Wireless Boulevard, Hauppauge, NY 11788
(631) 777-1000 Fax (631) 777-1008
Email: staff@wzcpafirm.com

INDEPENDENT AUDITORS' REPORT

To the Members of
Maxim Group LLC
Woodbury, NY

We have audited the accompanying statement of financial condition of Maxim Group LLC as of December 31, 2005, and the related statements of income, changes in members' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Maxim Group LLC at December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Wagner & Zwerman LLP

WAGNER & ZWERMAN LLP
Certified Public Accountants
February 10, 2006

MAXIM GROUP LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2005

ASSETS

Cash and cash equivalents		$ 21,099,183
Deposit with clearing broker		500,000
Receivable from broker-dealers and clearing organizations		3,282,458
Securities owned, at market value		8,095,800
Employee forgivable loans		940,832
Prepaid expenses		425,063
Capitalized organizational costs (net of amortization)		58,617
Goodwill		2,946,806
Security deposits and other assets		285,021
Furniture and office equipment	$ 626,362	
Leasehold improvements	289,617	
Less accumulated depreciation	(215,536)	
Total property and equipment		700,443
Total assets		$ 38,334,223

LIABILITIES AND MEMBERS' EQUITY

Liabilities	
Payable to broker-dealers and clearing organizations	$ 2,701,583
Securities sold, not yet purchased, at market value	3,761,543
Accounts payable, accrued expenses, and other liabilities	11,931,379
	18,394,505
Members' equity	19,939,718
Total liabilities and members' equity	$ 38,334,223

The accompanying notes are an integral part of these financial statements.

MAXIM GROUP LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2005

Revenue	
Commissions	$ 49,121,937
Principal transactions	17,153,811
Investment banking and underwriting	17,013,789
Interest and dividends	2,643,871
Service fees	1,918,028
Floor brokerage	3,462,121
Other income	8,113,909
	99,427,466
Expenses	
Employee compensation and benefits	59,140,434
Floor brokerage, exchange and clearance fees	4,348,570
Communications and data processing	4,185,412
Occupancy	2,922,549
Management fees - related parties	4,150,000
Other expenses	10,138,270
	84,885,235
Net income before income taxes	14,542,231
Provision for income taxes	331,232
Net income	$ 14,210,999

MAXIM GROUP LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2005

	TOTAL EQUITY	MAXIM PARTNERS LLC	MJR HOLDINGS, INC.
Balance, 1/1/05	$ 9,971,344	$ 9,885,885	$ 85,459
Capital contributions	4,705,000	3,705,000	1,000,000
Net income	14,210,999	13,358,339	852,660
Distributions	(8,947,625)	(8,595,561)	(352,064)
Balance, 12/31/05	$ 19,939,718	$ 18,353,663	$ 1,586,055

MAXIM GROUP LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005

CASH FLOW FROM OPERATING ACTIVITIES	
Net income	$ 14,210,999
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	133,718
(Increase) in operating assets:	
Deposits with clearing organizations	(250,000)
Receivable from broker-dealers and clearing organizations	(751,974)
Prepaid expenses	(16,982)
Securities owned	(6,193,365)
Other assets	(263,669)
Increase in operating liabilities:	
Payable to broker-dealers and clearing organizations	2,701,583
Accounts payable and accrued expenses	6,236,935
Securities sold, not yet purchased	2,986,464
Net cash provided by operating activities	18,793,709
CASH FLOW FROM INVESTING ACTIVITIES	
(Purchases) of property and equipment	(507,581)
Net cash (used in) investing activities	(507,581)
CASH FLOW FROM FINANCING ACTIVITIES	
Capital contributions	4,705,000
(Distributions) to members	(8,947,625)
Net cash (used in) financing activities	(4,242,625)
Net increase in cash and cash equivalents	14,043,503
Beginning cash and cash equivalents	7,055,680
Ending cash and cash equivalents	$ 21,099,183

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION		
Interest paid	$	-
Taxes paid	$	408,433

The accompanying notes are an integral part of these financial statements.

MAXIM GROUP LLC

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005

NOTE 1: ORGANIZATION AND NATURE OF BUSINESS

Maxim Group LLC ("the Company") is a securities broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company was created on April 11, 2002 and began business on October 23, 2002. The Company clears its securities transactions through a securities clearing broker-dealer. The Company's main office is located in Woodbury, New York, and other offices are maintained in New York City, New York, Chicago, Illinois, and Red Bank, New Jersey. The Company conducts business in all fifty states, Puerto Rico, and Washington, D.C.

The Company is a New York Limited Liability Company owned 94% by Maxim Partners LLC and 6% by MJR Holdings, Inc. The Company has approximately eighty-five non-equity members, as discussed in Note 9. Maxim Partners LLC is owned by MJR Holdings LLC and individual minority interests. The members of MJR Holdings LLC and the Class A members of Maxim Partners LLC make up the executive management of the Company.

On October 22, 2002, Maxim Partners LLC purchased certain assets and intellectual property from an unaffiliated broker-dealer. The Company leased the purchased assets and intellectual property pursuant to operating leases and a license agreement between Maxim Partners LLC and the Company. The license agreement and leases were terminated on April 30, 2003 when Maxim Partners LLC transferred these assets to the Company as a capital contribution.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of the major accounting policies is presented to assist the reader in evaluating the financial statements and other data contained herein.

BASIS OF ACCOUNTING

The Company's policy is to prepare its financial statements on the accrual basis of accounting in accordance with generally accepted accounting principles.

CASH EQUIVALENTS

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents.

MAXIM GROUP LLC

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005

CONTINUED

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

INCOME TAXES

The Company has elected under the Internal Revenue Code and applicable state laws to be taxed as a partnership. In lieu of Company income taxes, the members of a Limited Liability Company are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal and state income taxes has been included in these financial statements. The Company is obligated to pay New York City Unincorporated Business Tax, on its net income allocable to New York City, and other miscellaneous taxes to various states. Provision for these taxes is included in the statement of income.

PROPERTY AND EQUIPMENT

Property and equipment is recorded at cost. Maintenance and repairs are charged to expenses as incurred; major renewals and betterments are capitalized. When items of property or equipment are sold or retired, the related cost and accumulated depreciation is removed from the accounts and any gain or loss is included in the results of operations.

Property and equipment is depreciated using the straight line method over their estimated useful lives.

INTANGIBLE ASSETS, AMORTIZATION, AND NEW ACCOUNTING STANDARDS SFAS NO. 142

In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 142, *"Goodwill and Other Intangible Assets"*. This new standard became effective January 1, 2002. Under the new rules, goodwill and indefinite lived intangible assets should no longer be amortized and should be reviewed annually for impairment. Intangible assets with definite lives should be amortized over such lives. The Company tests for impairment by comparing the carrying value with the fair value of each reporting unit. An impairment loss is recorded if the carrying value of goodwill and indefinite lived intangible assets exceeds the fair value.

MAXIM GROUP LLC

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005

CONTINUED

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

INTANGIBLE ASSETS WITH DEFINITE LIVES

ORGANIZATIONAL COSTS

Organizational costs have been capitalized and are being amortized over 60 months on a straight line basis. The un-amortized organizational costs of $58,617 are included in the statement of financial condition net of accumulated amortization of $100,383.

INTANGIBLE ASSETS WITH INDEFINITE LIVES

GOODWILL

Goodwill of $2,946,806 was contributed by Maxim Partners LLC as part of the assets transferred to the Company in 2003. The goodwill was and will continue to be reviewed annually for impairment. No impairment charge for goodwill was recorded for the year ended December 31, 2005.

COMMISSION INCOME

Commission income and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

INVESTMENT BANKING INCOME

Investment banking revenues include fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking management fees and underwriting fees are recorded on offering date.

USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

The Company uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that the company uses.

MAXIM GROUP LLC

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005

CONTINUED

NOTE 3: UNINSURED CASH BALANCES

The Company maintains cash balances with high quality financial institutions and may periodically exceed the federally insured limit of $100,000. Amounts in excess of insured limits at December 31, 2005 were $22,660,209.

NOTE 4: EMPLOYEE FORGIVEABLE LOANS

EMPLOYEE FORGIVABLE LOANS #1

Throughout the year, the Company made advances to some of its registered representatives. Pursuant to the registered representatives' employment agreements, the Company forgives a portion of these advances as the registered representatives earn commissions, every month over the duration of employment, and records the amounts forgiven as compensation to the registered representatives. If the registered representatives prematurely terminate their employment with the Company, the remaining un-forgiven balance immediately becomes payable to the Company by the registered representative. These agreements are in writing and are signed by the registered representatives and the Company. Interest is accrued on these advances, at various rates, and the amount forgiven and recorded as compensation includes both principal and interest. The un-forgiven balance at December 31, 2005 was $913,984.

EMPLOYEE FORGIVABLE LOANS #2

Included in the assets purchased by Maxim Partners LLC from the broker-dealer referred to in footnote one, and contributed to the Company as part of the asset transfer on April 30, 2003, are employee forgivable loans to various registered representatives who were employed by the unaffiliated broker-dealer. The Company forgives a portion of these advances every month and includes the amount in the registered representatives' compensation. The un-forgiven balance at December 31, 2005 was $26,848.

MAXIM GROUP LLC

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005

CONTINUED

NOTE 5: SECURITIES OWNED AND SOLD, NOT YET PURCHASED

Marketable securities owned, and sold, not yet purchased, consist of trading and investment securities at market values, as follows:

	OWNED	SOLD, NOT YET PURCHASED
U.S. government and agency	$ 730,689	$ 79,568
State and municipal obligations	220,412	116,933
Corporate bonds, debentures, and notes	4,120,792	2,839,393
Corporate stocks	2,919,892	651,149
Options and warrants	104,015	74,500
	$8,095,800	$3,761,543

NOTE 6: NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company is required to maintain minimum net capital, the greater of $250,000, two percent of aggregate debit items, as defined by Rule 15c3-3, or, in the case of a market maker, minimum capital based on the number of securities in which the Company makes a market up to a maximum of $1,000,000. At December 31, 2005 the Company's net capital of $12,667,915 was in excess of its minimum required net capital by $11,667,915.

NOTE 7: OPERATING LEASES WITH NON-RELATED PARTIES

The Company sub-leases a portion of its New York City office from Wachovia Securities, LLC, pursuant to a sub-lease agreement that terminates on June 29, 2015. The current monthly rent payments are $44,133, plus any required escalations.

In addition, pursuant to various equipment operating leases and maintenance agreements, the Company is obligated to make monthly rent and maintenance payments.

MAXIM GROUP LLC

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005

CONTINUED

NOTE 7: OPERATING LEASES WITH NON-RELATED PARTIES (continued)

The approximate minimum lease payments for the above are as follows:

YEARS ENDED	AMOUNTS
12/31/06	$ 2,068,333
12/31/07	1,523,630
12/31/08	1,376,751
12/31/09	701,985
12/31/10	602,138
Years Thereafter	2,589,642
TOTAL	$ 8,862,479

NOTE 8: OPERATING LEASES – MAXIM PARTNERS LLC (A RELATED ENTITY)

NEW YORK CITY OFFICE OPERATING LEASE

The Company sub-leases a portion of its New York City office from Maxim Partners LLC. The lease terminates on January 31, 2011. The monthly payments, which the Company pays directly to the original sub-lessor, are $128,570, plus any escalations required by the original lease between Maxim Partners LLC and the sub-lessor.

WOODBURY OFFICE OPERATING LEASE

The Company sub-leases its Woodbury office from Maxim Partners LLC pursuant to a lease agreement expiring on February 28, 2013. The monthly payments, which are currently $26,996, are paid directly to the original lessor of the property.

The approximate minimum lease payments for the above items are as follows:

YEARS ENDED	AMOUNTS
12/31/06	$ 2,002,058
12/31/07	2,002,528
12/31/08	2,027,225
12/31/09	2,034,057
12/31/10	2,041,024
Years Thereafter	903,615
TOTAL	$ 11,010,507

MAXIM GROUP LLC

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005

CONTINUED

NOTE 8: OPERATING LEASES – MAXIM PARTNERS LLC (A RELATED ENTITY) (continued)

Of the total expenses relating to the above, Maxim Partners LLC was paid $-0- and non-related parties were paid $2,066,827 for the year. These amounts are included in expenses in the statement of income.

NOTE 9: OTHER RELATED PARTY TRANSACTIONS

COMPENSATION TO MEMBERS

Included in Employee Compensation and Benefits in the statement of income are payments to various individuals, who are non-equity members of the Company. These non-equity members have no ownership interest in the Company. They receive guaranteed payments only, and do not share in profits. Some of these non-equity members are also owners of Maxim Partners LLC, MJR Holdings, Inc. and MJR Holdings LLC, related companies. Total guaranteed payments for the year ended December 31, 2005 were $34,276,925.

MANAGEMENT FEES – MAXIM PARTNERS LLC

The Company has agreed to pay management fees to Maxim Partners LLC, a related entity, for various services provided to the Company. This arrangement is pursuant to a written agreement between the parties. The total management fee paid to Maxim Partners LLC for the year ended December 31, 2005 was $1,050,000.

In addition, pursuant to an agreement, the Company is obligated to make distributions to Maxim Partners LLC. The minimum distribution is based on a percentage of selected revenues earned by the Company. This obligation will expire in 2007.

MANAGEMENT FEES – MJR HOLDINGS LLC

The Company has agreed to pay management fees to MJR Holdings LLC, a related entity, for various services provided to the Company. This arrangement is pursuant to a written agreement between the parties. The total management fee paid to MJR Holdings LLC for the year ended December 31, 2005 was $600,000.

MAXIM GROUP LLC

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005

CONTINUED

NOTE 9: OTHER RELATED PARTY TRANSACTIONS (continued)

MANAGEMENT FEES – MJR HOLDINGS, INC.

The Company has agreed to pay management fees to MJR Holdings, Inc., a related entity, for various services provided to the Company. This arrangement is pursuant to a written agreement between the parties. The total management fee paid to MJR Holdings, Inc. for the year ended December 31, 2005 was $2,500,000.

MAXIM ADVISORY LLC

The Company entered into a fee payment agreement with Maxim Advisory, LLC, a related entity through common ownership. Maxim Advisory LLC is obligated to pay the Company a fee for the rendering of services by the Company. The income received by the Company is eighty percent of the fees generated by the investment advisory representatives of Maxim Advisory LLC, who are also registered representatives of the Company. The total fee income received from Maxim Advisory LLC for the year ended December 31, 2005 was $239,487.

NOTE 10: PROFIT SHARING AND 401-K RETIREMENT PLAN

The Company maintains a defined contribution profit sharing plan, covering employees that meet certain requirements of the plan. The plan provides for annual discretionary contributions by the Company. For the year ended December 31, 2005 the Company's contribution was $1,152,781, net of forfeitures.

The Company maintains a 401-k Retirement Plan, covering employees that meet certain requirements of the plan. The plan allows each employee to make contributions up to the Internal Revenue Code's annual limitations. In addition, the plan provides for annual matching contributions by the Company. For the year ending December 31, 2005 the Company's matching contribution was $87,997, net of forfeitures.

MAXIM GROUP LLC

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005

CONTINUED

NOTE 11: OTHER NON-RECURRING INCOME

During the year, the Company terminated its association with its former clearing broker and entered into an agreement with a new clearing broker. As an inducement to retain their services, the new clearing broker paid the Company a bonus. The Company also paid termination fees to the former clearing broker as settlement for cancellation of their existing agreement. The net amount of these transactions was $6,705,880, which is included in other income on the Company's statement of income for the year ended December 31, 2005.

WAGNER & ZWERMAN LLP
Certified Public Accountants

Mark Wagner, CPA
Andrew M. Zwerman, CPA

450 Wireless Boulevard, Hauppauge, NY 11788
(631) 777-1000 Fax (631) 777-1008
Email: staff@wzcpafirm.com

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Members of
Maxim Group LLC
Woodbury, NY

We have audited the accompanying financial statements of Maxim Group LLC as of and for the year ended December 31, 2005, and have issued our report thereon dated February 10, 2006. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Pages 16 through 19 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wagner & Zwerman LLP

WAGNER & ZWERMAN LLP
Certified Public Accountants
February 10, 2006

MAXIM GROUP LLC
SUPPLEMENTARY INFORMATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2005

Credits			
Members' equity			$ 19,939,718
Debits			
Non-allowable assets			
Receivables and employee forgivable loans	$ 1,787,596		
Prepaid expenses	425,063		
Property and equipment (net)	700,443		
Capitalized organizational costs (net)	58,617		
Goodwill	2,946,806		
Other assets	322,074		
			(6,240,599)
Net capital before haircuts on securities positions			13,699,119
Haircuts on securities:			
Trading and investment securities:			
U.S. and Canadian government obligations	245		
State and municipal government obligations	17,334		
Corporate obligations	419,959		
Stocks and warrants	34,352		
Options	432,276		
Other securities	127,038		
			(1,031,204)
Net capital			$ 12,667,915
Computation of alternative net capital requirement:			
Company does not carry debit items and is not subject to 2% of aggregate debit items (or $250, 000 if greater) as shown in formula for reserve requirements pursuant to Rule 15c3-3		$ -	
Minimum dollar net capital requirement based on capital requirements for market makers.		$ 1,000,000	
Net capital requirement			$ 1,000,000
Excess net capital			$ 11,667,915
Net Capital in excess of: 5% of combined aggregate debit items or $120,000			$ 12,547,915

No differences exist between the above computation and the computation included in the Company's amended corresponding unaudited Form X-17a-5 Part II filing.

The accompanying notes are an integral part of these financial statements.

MAXIM GROUP LLC
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2005

The Company is exempt under Section (k)(2)(ii) of Rule 15c3-3. Accordingly, there are no items to report under the requirements of this rule.

The accompanying notes are an integral part of these financial statements.

WAGNER & ZWERMAN LLP
Certified Public Accountants

Mark Wagner, CPA
Andrew M. Zwerman, CPA

450 Wireless Boulevard, Hauppauge, NY 11788
(631) 777-1000 Fax (631) 777-1008
Email: staff@wzcpafirm.com

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

To the Members of
Maxim Group LLC
Woodbury, NY

In planning and performing our audit of the financial statements of Maxim Group LLC (the Company) for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of net capital under rule 17a-3(a)(ii) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles.

WAGNER & ZWERMAN LLP
Certified Public Accountants

Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Wagner & Zwerman LLP

WAGNER & ZWERMAN LLP
Certified Public Accountants
February 10, 2006